    As filed with the Securities and Exchange Commission on December 2, 2004

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 1

                                  SCHEDULE TO-I

        Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the
                         Securities Exchange Act of 1934

                             NABORS INDUSTRIES, INC.
                             NABORS INDUSTRIES LTD.
                       (Name of Subject Company (issuer))

                             NABORS INDUSTRIES, INC.
                             NABORS INDUSTRIES LTD.
                        (Name of Filing Person (offeror))

                 ZERO COUPON SENIOR EXCHANGEABLE NOTES DUE 2023
                         (Title of Class of Securities)

                                    629568AK2
                                    629568AJ5
                      (CUSIP Number of Class of Securities)

                                 BRUCE M. TATEN
                       VICE PRESIDENT AND GENERAL COUNSEL
                         NABORS CORPORATE SERVICES, INC.
                        515 WEST GREENS ROAD, SUITE 1200
                              HOUSTON, TEXAS 77067
                                 (281) 874-0035
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                    Copy to:
                                RONALD C. BARUSCH
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM, LLP
                           1440 NEW YORK AVENUE, N.W.
                             WASHINGTON, D.C. 20005
                                 (202) 371-7000

                            CALCULATION OF FILING FEE

TRANSACTION VALUATION(a)                              AMOUNT OF FILING FEE
------------------------                              --------------------
    $700,000,000                                           $88,690.00*

(a) Determined pursuant to Rule 0-11(b)(1) of the Securities and Exchange Act of 1934, as amended. Based upon the maximum amount of cash that might be paid for Nabors Industries, Inc.'s Zero Coupon Senior Exchangeable Notes

    Due 2023 (the "Old Securities"), guaranteed by Nabors Industries Ltd., assuming that all outstanding Old Securities are purchased at a price of $1,000 per $1,000 principal amount. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, and the Fee Rate Advisory No. 7 issued by the Securities and Exchange Commission on January 26, 2004, equals $126.70 per $1,000,000 of the maximum aggregate price at which Old Securities are proposed to be purchased.

*   Previously paid.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

[ ] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

[ ]   third party tender offer subject to Rule 14d-1

[X]   issuer tender offer subject to Rule 13e-4

[ ]   going-private transaction subject to Rule l3e-3

[ ]   amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

      This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO-I originally filed with the Securities and Exchange Commission on November 12, 2004 (the "Schedule TO-I") by Nabors Industries, Inc., a Delaware corporation (the "Company"), and the Company's parent, Nabors Industries Ltd., a Bermuda exempted company ("Nabors" and, together with the Company, the "Offerors"), to exchange $1,000 principal amount of the Company's Series B Zero Coupon Senior Exchangeable Notes Due 2023 (the "New Securities"), guaranteed by Nabors, for each $1,000 principal amount of validly tendered and accepted outstanding of the Company's Zero Coupon Senior Exchangeable Notes Due 2023.

      The Exchange Offer is made upon the terms and subject to the conditions contained in the offering circular dated November 12, 2004 (as amended and supplemented hereby and as may be further amended and supplemented from time to time, the "Offering Circular") and the related Letter of Transmittal, which are incorporated herein by reference. This Amendment No. 1 is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) of the Securities Exchange Act of 1934, as amended. Copies of the Offering Circular and the Letter of Transmittal were previously filed with the Schedule TO-I as Exhibits (12)(a)(1)(i) and
(12)(a)(1)(ii), respectively. Capitalized terms have the same meanings as in the Schedule TO-I and the Offering Circular.

      The information in the Offering Circular and the Letter of Transmittal is incorporated in this Amendment No. 1 to the Schedule TO by reference in response to all of the applicable items in the Schedule TO-I, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEMS 1 THROUGH 4, 6 AND 7.

Item 1. Summary Term Sheet, Item 2. Subject Company Information, Item 3. Identity and Background of Filing Person, Item 4. Terms of the Transaction, Item
6. Purposes of the Transaction and Plans or Proposals, and Item 7. Source and Amount of Funds or Other Consideration of the Schedule TO-I, each of which incorporate by reference the information contained in the Offering Circular that was filed as Exhibit (12)(a)(1)(i) to the Schedule TO-I, are hereby amended as follows:

1. The second paragraph of the answer to the question "Why are you making the Exchange Offer?" on page 2 of the Offering Circular under the section entitled "SUMMARY TERM SHEET" is amended to add the following as the last sentence of that paragraph:

      "If the Exchange Offer were not consummated, our reported earnings per share for the year ended December 31, 2003 would be impacted as follows:

                     As Reported  If Exchange Offer Not Consummated
                     -----------  ---------------------------------
      Basic             $ 1.31               $ 1.31
      Diluted           $ 1.25               $ 1.17"

2. The second sentence of the second paragraph of the cover page of the Offering Circular is amended by deleting the words "or terminate" from such sentence.

      The answer to the question entitled "What are the conditions to the Exchange Offer?" on page 3 of the Offering Circular under the section entitled "SUMMARY TERM SHEET" is amended by deleting the sentence "In addition, we may decide to terminate the Exchange Offer for any reason or for no reason and not accept for exchange any Old Securities."

      The second full paragraph on page 31 of the Offering Circular under the section entitled "CONDITIONS TO THE EXCHANGE OFFER" is amended by deleting the sentence "Moreover, we are free to terminate the Exchange Offer for any reason or no reason, in our and Nabors' sole and absolute discretion, and not accept any Old Securities." from such paragraph.

3. The answer to the question entitled "Can I withdraw my tender of Old Securities?" on page 4 of the Offering Circular under the section entitled "SUMMARY TERM SHEET" is amended by adding the following as the new second sentence of that answer:
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      "In addition, tenders of Old Securities not yet accepted for payment may be withdrawn after the expiration of 40 business days from the commencement of the Exchange Offer."

      Likewise, the first paragraph of the section entitled "THE EXCHANGE OFFER--PROPER EXECUTION AND DELIVERY OF TRANSMITTAL LETTER--WITHDRAWAL OF TENDERS" on page 34 of the Offering Circular is amended to include the above sentence at the end of the paragraph.

4. The section entitled "SUMMARY DESCRIPTION OF THE NEW Securities-Interest" on page 6 of the Offering Circular is amended to delete the sentence that reads "The New Securities will not accrete" and replace it with the following:

      "In addition, the New Securities will not increase in principal amount."

5. The section entitled "FORWARD-LOOKING INFORMATION" on page 24 of the Offering Circular is revised to delete the sentence "Statements, such as these, that are not historical facts are 'forward-looking statements' within the meaning of the safe harbor provisions of Section 27A of the Securities Act and Section 21E of the Securities Act of 1934." in the first paragraph of such section.

6. The first sentence in the section entitled "THE EXCHANGE OFFER--CONDITIONS TO THE EXCHANGE OFFER" on page 30 of the Offering Circular is revised to read in its entirety as follows:

      "Notwithstanding any other provision of the Exchange Offer, we will not be required to accept for exchange any Old Securities tendered, and we may terminate or amend the Exchange Offer if, at any time before the Expiration Date, any of the following events occurs:"

7. Subparagraph (iii) in the section entitled "THE EXCHANGE OFFER--CONDITIONS TO THE EXCHANGE OFFER" on pages 30 and 31 of the Offering Circular is amended to:

      (i)   include the following parenthetical after the word "inadvisable":

            "(in our reasonable determination after considering the effects of any such event on our business)"

      ; and

      (ii)  include the following parenthetical at the end of subparagraph
            (iii):

            "(the recent escalations of and ongoing hostility in Iraq and Afghanistan have not triggered the condition set forth in this clause (iii))."

8. The second full paragraph of the section entitled "THE EXCHANGE OFFER--CONDITIONS TO THE EXCHANGE OFFER" on page 31 of the Offering Circular is amended to delete the phrase:

      "and we and Nabors may assert them regardless of the circumstances giving rise to any condition (including any action or inaction by us or Nabors)."

9. The section entitled "SUMMARY DESCRIPTION OF THE NEW SECURITIES-United States Federal Income Tax Considerations" on page 9 of the Offering Circular is amended to delete the last sentence of that section and replace it with the following:

      "If, contrary to our position, the exchange constitutes an "exchange" for United States federal income tax purposes, then, assuming that the Old Securities and the New Securities constitute "securities" for U.S. federal income tax purposes, as appears likely, the exchange should qualify as a recapitalization for U.S. federal income tax purposes."

The paragraph on page 56 of the Offering Circular under the section entitled "POSSIBLE ALTERNATIVE TAX CHARACTERIZATION OF THE EXCHANGE" is amended to read in its entirety as follows:

      "If, contrary to our position, the exchange of Old Securities for New Securities issued in the Exchange Offer were to be treated as an "exchange" for United States federal income tax purposes, then, assuming that the Old Securities and the New Securities constitute "securities" for U.S. federal income tax purposes, as appears likely, the exchange should qualify as a recapitalization for U.S. federal income tax purposes. Accordingly, holders should not recognize any gain or loss as a result of the exchange, and should have the same tax basis and holding period in the New Securities as such holder had in the Old Securities prior to the exchange."

10. The first sentence of the section entitled "INCORPORATION BY REFERENCE" on page 58 of the Offering Circular is amended to delete the following phrase:

      "and any future filing Nabors makes with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act, as amended prior to the Expiration Date of the Exchange Offer."

ITEM 10. FINANCIAL STATEMENTS.

Item 10 is amended and restated in its entirety as follows:

(a)(1) None.
(a)(2) None.
(a)(3) None.
(a)(4) None.
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                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    Nabors Industries, Inc.

                                    By: /s/ BRUCE P. KOCH
                                        ---------------------------------
                                        Name:  Bruce P. Koch
                                        Title: Vice President - Finance &
                                               Chief Financial Officer

Dated:  December 2, 2004
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                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    Nabors Industries Ltd.

                                    By: /s/ BRUCE P. KOCH
                                        ------------------------------
                                        Name:  Bruce P. Koch
                                        Title: Vice President &
                                               Chief Financial Officer

Dated:  December 2, 2004